EXHIBIT 1

May 9, 2005

RedEnvelope Board of Directors:

In last year’s proxy filing (June ’04) our group (“concerned shareholders”) wrote:

“The Concerned Shareholders believe that without any operational experience in specialty retail, and public company board experience, a board is unable to effectively review and understand management’s analysis of the business and is unable to recognize and anticipate the operational failures.”

Management’s press release dated March 29, 2005 was unfortunate validation of our concerns that came at huge cost to RedEnvelope shareholders.   In the release, the Company announced that gross margins would come in 1000 basis points below expectations.  1000 basis points?  This marks the second time in six quarters as a public company that RedEnvelope has had an operational meltdown.

I am requesting to meet with the board to discuss these issues and how we might find an alternative solution to another expensive proxy fight and work together for the mutual benefit of shareholders.  I invite any of you to call me on 917-567-2841 or email me at brandguy@aol.com if you are interested in commencing a dialog, or should you have any questions.

Regards,

Scott Galloway
RedEnvelope Co-founder